UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

or

☐                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON LABORATORIES CARIBE, INC.

1165(e) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle

Corona, CA  92880

Watson Laboratories Caribe, Inc.

1165(e) Plan

Report of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Signatures

Index to Exhibits

*All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Watson Laboratories Caribe, Inc.

1165(e) Plan

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee

for the Watson Laboratories Caribe, Inc., 1165(e) Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the change in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Irvine, California

July 11, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee

for the Watson Laboratories Caribe, Inc., 1165(e) Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Orange County, California
June 24, 2005

Watson Laboratories Caribe, Inc., 1165(e) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets
Cash and cash equivalents	$13,366	$7,865
Investments
Investments, at fair value	4,679,934	3,843,528
Loans to participants	624,011	494,893
Total investments	5,317,311	4,346,286
Receivable
Company	31,732	12,101
Participant	14,485	26,459
Interest and dividend income	—	3,080
Total receivable	46,217	41,640
Liabilities
Participant payables	12,850	—
Total liabilities	12,850	—
Net assets available for benefits	$5,350,678	$4,387,926

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2005

Additions to net assets
Investment income
Interest and dividend income	$117,838
Net appreciation in fair value of investments	55,757
Total investment income	173,595
Contributions
Company	272,684
Participant	596,944
Rollover	89,987
Total contributions	959,615
Total additions	1,133,210
Deductions from net assets
Benefits paid to participants	(170,458)
Total deductions	(170,458)
Net increase	962,752
Net assets available for benefits
Beginning of year	4,387,926
End of year	$5,350,678

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.                            Description of Plan

The following description of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Through August 28, 2000, Danbury Pharmacal Puerto Rico, Inc. was an indirectly owned subsidiary of Schein Pharmaceutical, Inc.  On August 28, 2000, Watson Pharmaceuticals, Inc. (the “Company”) acquired all of the outstanding stock of Schein Pharmaceutical, Inc.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan’s Administration Committee of Watson Pharmaceuticals, Inc.  Eligible employees are those employees of Watson Laboratories Caribe, Inc. (formerly Danbury Pharmacal Puerto Rico, Inc.) who have completed three consecutive calendar months of service.

The Plan and related trust are designed to operate under Section 1165(a), (e) and (g) of the Puerto Rico Income Tax Act of 1954.  Under the Internal Revenue Code (“IRC”), participants are not liable for federal income taxes on employee contributions, Company contributions, or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Effective January 1, 2004, the Company elected to change its recordkeeper and custodian from American Express Trust Company to Banco Popular de Puerto Rico (“Banco Popular”).

Vesting

Participant contributions and related earnings are fully vested immediately.  Participants hired on or after January 1, 2004 vest in Company contributions at a rate of 33 1/3% each year until fully vested after three years.  Participants hired prior to January 1, 2004 are immediately vested in Company contributions.  Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement age of 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 10% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC.  Participants may also make rollover contributions from other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan.  In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions.  The Company did not make any profit sharing contributions during the years ended December 31, 2005 and 2004.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of Plan earnings or losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts. Changes to these investment elections are allowed at anytime.

Investment Options

The investment fund options for the years ended December 31, 2005 and 2004 consist of various mutual funds and a Company stock fund, which are generally described below.

Ariel Appreciation Fund

The fund invests primarily in the stocks of medium-sized companies with market capitalization generally between $2.5 billion and $15 billion.  The fund seeks socially responsible, undervalued companies.

Columbia Small Cap Fund

The fund invests primarily in stocks of companies that have market capitalization similar in size to those in the Russell 2000 Index.

Federated Government Obligations

The fund invests in U.S. Treasury’s government agency securities and repurchase agreements backed by government securities.

Federated Kaufman Fund

The fund invests principally in stocks of companies that are reasonably priced and exhibit positive growth.

Franklin Templeton Foreign Fund

The fund seeks long-term capital growth by investing at least 80% of its assets in securities of companies outside the United States.

Lord Abbett Mid-Cap Fund

The fund seeks long-term capital appreciation by investing in stocks of medium-sized companies believed to be undervalued in the marketplace.

Allianz OCC Value Fund

The fund invests in securities within the large-cap arena that are trading at a significant discount to their “intrinsic value” based on their current financial situation and future prospects.

PIMCO PEA Value A Fund

The fund invests in securities within the large-cap arena that are trading at a significant discount to their “intrinsic value” based on their current financial situation and future prospects.

PIMCO Total Return Fund Administrative Class (“PIMCO Fund”)

The fund invests in corporate bonds, U.S. government bonds and money market instruments.

T. Rowe Price Growth Stock Fund

The fund invests at least 80% of assets in the common stocks of a diversified group of growth companies.

Watson Pharmaceuticals Company Stock Fund (“Company Stock Fund”)

Through August 28, 2000, Plan participants could elect to contribute up to 10% of their contributions in the Company Stock Fund.  This fund invested in common stock of Schein Pharmaceutical, Inc.  Effective August 28, 2000, all common stock of Schein Pharmaceutical, Inc.

was converted into common stock of Watson Pharmaceuticals, Inc. and thereafter, contributions in the Company Stock Fund have been invested in the common stock of Watson Pharmaceuticals, Inc.

Participant Loans

Participants may borrow a minimum of $250 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan’s Administration Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The maximum repayment period for loans used to purchase a primary residence is determined by reference to bank loans for the same purpose.

Payment of Benefits

Upon termination of employment, benefits are paid in the form of a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have his or her vested interest transferred to an Individual Retirement Account or another employer qualified plan.  Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contribution, after age 59 1/2 .

Forfeitures

Nonvested Company contributions are forfeited upon termination of employment.  These amounts are allocated to each participant’s accounts based upon the relation of the participant’s compensation to total compensation for the Plan year.  As of December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $88,800 and $86,000, respectively.

Administrative Expenses

The Company pays all administrative expenses on behalf of the Plan.  Such expenses amounted to $55,900 for the year ended December 31, 2005.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company mutual funds and common stock are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Payments to participants are recorded when paid.

3.         Investments

The following present investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004

Federated Government Obligations	$1,767,113	$1,369,172
Federated Kaufman Fund	688,324	542,086
Allianz Occ Value Fund	1,216,066	—
PIMCO PEA Value A Fund	—	1,091,614
PIMCO - Total Return Fund Administrative Class	594,850	489,645
Participant loans	624,011	494,893

During the year ended December 31, 2005, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

Mutual funds	$56,184
Company common stock	(427)
Net appreciation (depreciation) in fair value of investments	$55,757

4.                            Related-Party Transactions

Plan assets include investments in funds managed by Trust Division of Banco Popular de Puerto Rico, is a wholly-owned subsidiary of Popular, Inc. Banco Popular de Puerto Rico is the Plan’s trustee and custodian, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held Company common stock with fair values of $76,000 and $83,000 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, 2,333 and 2,542 shares of common stock are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2005 and 2004.

5.                            Tax Status

The Company has not obtained a determination letter from the Internal Revenue Service (“IRS”). The Plan has adopted the Banco Popular de Puerto Rico master plan agreement which has been previously determined by the IRS to be in accordance with the applicable requirements of the IRC. As of December 31, 2005, the Plan has not filed for a determination letter on the amended Plan agreement. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan

EIN: 52-1760757 PN:001

Schedule  H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

*	Banco Popular de Puerto Rico	BPPR Time deposit Open Account		$13,366
	Ariel	Ariel Appreciation Fund		16,824
	Columbia	Columbia Small Cap Fund		11,605
	Allianz	Allianz Occ Value Fund		1,216,066
	Federated	Federated Government Obligations		1,767,113
	Federated	Federated Kaufman Fund		688,324
	Franklin Templeton	Franklin Templeton Foreign Fund		243,662
	Lord Abbett	Lord Abbett Mid-cap Fund		13,740
	PIMCO	PIMCO Total Return Fund Administrative Class		594,850
	T. Rowe Price	T. Rowe Price Growth Stock Fund		51,904
*	Watson Pharmaceuticals, Inc.	Watson Pharmaceuticals Company Stock Fund		75,846
*	Participant Loans	Varying maturity dates, interest ranging from 6.25% to 8.25% per annum		624,011
				$5,317,311

*	Party-in-interest for which a statutory exemption exists.
**	Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Laboratories Caribe, Inc., 1165(e) Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

	By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated: July 14, 2006

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm